FILER:

  COMPANY DATA:
  COMPANY CONFORMED NAME:              ALLIANT ENERGY CORPORATION
  CENTRAL INDEX KEY:
  STANDARD INDUSTRIAL CLASSIFICATION:  ELECTRIC AND OTHER SERVICES COMB. [4931]
  IRS NUMBER:                          391380265
  STATE OF INCORPORATION:              WI
  FISCAL YEAR END:                     12/31

  FILING VALUES:
  FORM TYPE:                           35-CERT
  SEC ACT:
  SEC FILE NUMBER:                     070-9317
  FILM NUMBER:

  BUSINESS ADDRESS:
  STREET 1:                            4902 N Biltmore Lane
  CITY:                                MADISON
  STATE:                               WI
  ZIP:                                 53718
  BUSINESS PHONE:                      608-458-3311

  MAILING ADDRESS
  STREET 1:                            P. O. BOX  77007
  CITY:                                MADISON
  STATE:                               WI
  ZIP:                                 53707




                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9317

REPORT PERIOD
January 1, 2002 through March 31, 2002

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL

     ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself and IES Utilities Inc. ("IESU"), Interstate Power Company ("IPC"), and Alliant Energy Corporate Services, Inc. ("Services") that during the period from January 1, 2002 through March 31, 2002 (the "Reporting Period"):

1. For each of the companies participating in the Utility Money Pool during the Reporting Period, the maximum principal amount of short-term borrowings outstanding from the Utility Money Pool, sources other than the Utility Money Pool, and the maximum total short-term borrowings outstanding during the Reporting Period, and the Securities and Exchange Commission ("SEC") borrowing limit for each participant as of the end of the Reporting Period were as follows:


                                   Maximum
                 Maximum           Other            Maximum
                Money Pool        Short-Term         Total              SEC
Company         Borrowings        Borrowings       Borrowings          Limit

IESU             $ 28,424,976      $ 0.00        $ 28,424,976     $ 150,000,000
IPC              $ 41,549,602      $ 0.00        $ 41,549,602     $ 100,000,000
WP&L     (*)     $ 91,153,418      $ 0.00        $ 91,153,418       NA
SERVICES         $ 81,939,771      $ 0.00        $ 81,939,771     $ 100,000,000

     (*) All borrowings by WP&L from the Money Pool are exempt under Rule 52(a) and are shown here for information purposes only.

2. During the Reporting Period, the weighted average interest rate for borrowings through the Money Pool was 1.96 %.


3. The maximum amount of AEC's short-term borrowings on behalf of itself and the above named participants in the Utility Money Pool during the Reporting Period, and its SEC limit as of the end of the Reporting Period, were as follows:

                Maximum         Maximum          Maximum
                Loans to       Corporate       Short-Term           SEC
               Money Pool      Borrowings      Borrowings          Limit

AEC           $ 182,958,935    $ 206,032,820   $ 77,197,000      $ 475,000,000
________________


     Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEC, et al, in File 70-9317, and in accordance with the terms and conditions of the SEC's order dated December 15, 2000, permitting said Application-Declaration to become effective.


        DATED:  May  14, 2002

                                     ALLIANT ENERGY CORPORATION
                                     IES UTILITIES INC.
                                     INTERSTATE POWER COMPANY
                                     WISCONSIN POWER AND LIGHT COMPANY
                                     ALLIANT ENERGY CORPORATE SERVICES INC.

                                     BY:  ALLIANT ENERGY CORPORATION



                                     BY: _________________________________
                                     Thomas L. Hanson
                                     Vice President, Treasurer
                                     and Corporate Secretary